SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-09727

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
[_] Form N-SAR


For Period Ended:  December 31, 2008

           [_] Transition report on Form 10-K
           [_] Transition Report on Form 20-F
           [_] Transition report on Form 11-K
           [_] Transition report on Form 10-Q
           [_] Transition report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items (s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Patient Safety Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

43460 Ridge Park Drive, Suite 140
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Address of Principal Executive Office (Street and Number)

Temecula, California 92590
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City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will
[X] be filed on or before the 15th. Calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-W, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25
          (c) had been attached if applicable.


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                                    PART III
                                    NARRATIVE


State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's Annual Report on Form 10-K for the period ended December 31, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the for Form 10-K. The company's Annual Report on form 10-K will be filed on or before the 15th. Calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

      Mary A. Lay, Interim Chief Financial Officer   (951) 587-6201
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                  (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patient Safety Technologies, Inc. anticipates that its revenue for fiscal year ended December 31, 2008 will increase to approximately $2.8 million compared to $1.1 million for fiscal year ended December 31, 2007. The increase in revenue is the result of an increase in sales of the Company's Safety-Sponge TM system during the 2008 period. The Company anticipates that its operating expenses will increase to approximately $7.4 million and $5.5 million, for the fiscal year ended December 31, 2008 and 2007, respectively. The increase is primarily a result of increased salary and marketing expenses related to the Company's continued growth. The Company anticipates that its net loss for the fiscal year ended December 31, 2008 will decrease to to approximately $4.3 million from and $7.0 million for the fiscal year ended December 31, 2007.

Results for the fiscal year ended December 31, 2008 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

                        Patient Safety Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009                       By: /s/ Mary A. Lay
    ------------------                         --------------------
                                               Mary A. Lay
                                               Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washing, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with their Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulations S-T.